

Erica S. Stoecker
General Counsel
compliance@eplus.com

September 7, 2021

Dear Shareholders:

We are writing to ask for your support for the agenda items on ePlus' 2021 Annual Meeting of Shareholders proxy, and to underscore the importance of your independent analysis in conducting your evaluation. Our Board would particularly like to draw your attention to Proposal No. 4, our proposal for a 2021 Employee Long-Term Incentive Plan ("2021 Employee LTIP"). Our Board unanimously recommends that you cast your vote FOR this proposal.

The 2021 Employee LTIP is included as an agenda item at this year's Meeting because our 2012 Employee LTIP's 10-year term ends next year. If the 2021 Employee LTIP is adopted by shareholders, we will not grant any additional awards under the 2012 Employee LTIP.

Of the two major proxy advisory firms, Glass Lewis is recommending a vote for the 2021 Employee LTIP, while Institutional Shareholder Services Inc. ("ISS") is recommending a vote against the 2021 Employee LTIP.

Background and Purpose of the 2021 Employee LTIP

Our thoughtful and responsible use of equity enables us to continue to attract, engage, and retain top talent. Our equity awards are granted to individuals at multiple levels within the Company. The market for talent in the IT industry is highly competitive, and our ability to grant equity to many employees enables us to assemble and retain the best team possible, which we believe creates value for shareholders.

Considerations for Shareholders Regarding the 2021 Employee LTIP

- If the 2021 Employee LTIP is adopted by shareholders, we will not grant any additional awards under the currently existing 2012 Employee LTIP, which means that no more than 1.5 million shares will be available for equity awards to employees.

- Our Compensation Committee's responsible equity use is evidenced by our burn rate. The Company's three-year unadjusted burn rate is 0.68%. ISS, which considers three-year average adjusted[1] burn rates, calculates our three-year

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[1] ISS calculates adjusted burn rate as follows: Annual Burn Rate = (Number of appreciation awards granted + Number of full value awards granted * Multiplier) / Weighted average common shares outstanding. The Multiplier is based on the company's historical stock price volatility.

average adjusted burn rate as 1.36%, compared to our peers' (as determined by our 4-digit GICS code: 4520) three-year average burn rate of 3.70%.

- If the 2021 Employee LTIP is approved by shareholders, our share dilution[2] on a fully diluted basis is 9.88%, compared to our GICS code average of 14% as calculated by ISS.

- ePlus has a long history of share repurchases. Over the term of our existing 2012 Employee LTIP, share repurchases, combined with shares withheld to cover tax obligations on vesting stock have more than offset the dilutive effect of grants of equity awards to employees, as shown below:

Year Ended	Shares Granted Under 2012 Employee LTIP	Shares Granted Under Applicable Director LTIP	Total Grants	Total Shares Repurchased*
March 31, 2021	89,873	10,337	100,210	96,741
March 31, 2020	85,132	8,887	94,019	203,793
March 31, 2019	69,847	8,798	78,645	225,118
March 31, 2018	66,530	6,093	72,623	467,564
March 31, 2017	134,538	11,706	146,244	716,434
March 31, 2016	237,948	13,176	251,124	293,498
March 31, 2015	156,330	21,212	177,542	1,470,542
March 31, 2014	154,230	19,812	174,042	480,948
	994,428	100,021	1,094,449	3,954,638

*Includes shares repurchased to satisfy tax obligations

- As of September 3, 2021, the 2012 Employee LTIP has 442,910 shares remaining available for future awards. No further shares will be granted under the 2012 Employee LTIP unless the 2021 Employee LTIP is not approved by shareholders at the Annual Meeting.

The awards outstanding under the 2012 Employee LTIP are as follows:

	2012 Employee LTIP		
	Shares granted and unvested as of September 3, 2021		
	Restricted share awards	Appreciation awards	Performance-contingent awards
Number of shares	166,026	None	None
Weighted average exercise price	N/A	N/A	N/A
Remaining term of appreciation awards	N/A	N/A	N/A

Our non-employee directors are issued restricted stock under our 2017 Non-Employee Director Long-Term Incentive Plan (the "2017 Director Plan") Since its

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[2] ISS defines share dilution as the sum of unvested and unexercised shares granted and shares available for future grant under all equity plans divided by fully diluted shares outstanding.

effective date of September 12, 2017, we have issued 34,464 shares of restricted stock to non-employee directors, of which 11,459 shares are outstanding and 115,536 remain available for future grant as of September 3, 2021.

- The 2021 Employee LTIP permits recycling of shares to provide flexibility to the Company if necessary. The Company's forfeiture rate is less than 2% over the term of the current 2012 Employee LTIP, which is also a commentary on the success of our equity grants as a retention tool. While the 2021 Employee LTIP would permit recycling of shares, the Company's practice has been to not reissue shares that are forfeited to pay tax obligations, and for these shares to become treasury shares.

- Equity is a fundamental element of our compensation structure, motivating employees at numerous levels within the Company to drive shareholder value.

- Our overall compensation program has been favorably viewed by shareholders, with an average of 94% approval rating of our Say on Pay proposal over the past three years. Additionally, both Glass Lewis and ISS are recommending approval of our 2021 Say on Pay proposal

For all these reasons, our Board recommends that you vote "FOR" Proposal No. 4.

In closing, we would like to assure shareholders of our commitment to increase the value of ePlus common stock, while working within the compensation framework described in our 2021 Proxy Statement. This framework has served us well in attracting, retaining and engaging the highly skilled talent we need to continue delivering results for our customers and shareholders.

Sincerely,

Erica S. Stoecker

Erica S. Stoecker
Corporate Secretary, General Counsel & Chief Compliance Officer